

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Joseph Wm. Foran
Chairman and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, TX 75240

Re: **Matador Resources Company**
        Form 10-K for Fiscal Year Ended December 31, 2014
        Response Dated July 2, 2015
        File No. 1-35410

Dear Mr. Foran:

We have reviewed your July 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2015 letter.

Business, page 3

Operating Summary, page 15

1.   We note from the response to comment 2 that you propose to expand your disclosure to include production for each field, e.g. geographical/operating area, which accounts for 15% or more of total proved reserves for each of the previous three fiscal years. We also note your reference to the disclosure on pages 15 and 16 of the 2014 Form 10-K relating to the average daily production rates by product type for the fiscal years ending December 31, 2014 and 2013 as an illustration of your proposed disclosure. Please conform your disclosure to provide the annual production volumes by final product sold to comply with Item 1204(a) of Regulation S-K.

Management's Discussion and Analysis, page 55

General Outlook and Trends, page 70

2.   Your response to prior comment number 7 indicates that you will provide a sensitivity analysis related to changes in oil and gas prices "to the extent you are relatively certain" of future full-cost ceiling test impairments. We do not believe the threshold for disclosure that you have described is consistent with the requirements in Item 303(a) of Regulation S-K, nor the interpretive guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72). Rather, the disclosure requirement is based on reasonably possible impacts of known trends and uncertainties, including quantification where quantified information is reasonably available. For example, responsive disclosure may quantify the impact that using an average price that reflects more recent actual prices, including estimated prices for the two month period for which prices are not yet known, than used in your most recent ceiling test would have had. You should describe and qualify any such presentation as necessary to provide context and to promote understanding.

3.   As we noted in our prior comment 7, disclosure in your filing indicates that recent decreases in oil prices have impacted your development activity and plans. For example, on page 70 you state that you plan to "temporarily suspend" your development drilling program and do not expect to increase drilling activities "...until oil prices improve sufficiently from their current levels."

Given the conditions under which your development activity and plans have been curtailed or suspended, you should provide additional disclosure, including quantification where quantified information is reasonably available, the impact if prices do not improve. For example, quantification of any reserves associated with plans that are based on expectations of higher future prices, and which are reasonably likely not to be developed if the prices that you are forecasting do not occur, may be required.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director